

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

H. Douglas Chaffin
President and Chief Executive Officer
MBT Financial Corp
102 E. Front Street
Monroe, Michigan 48161

**Re:    MBT Financial Corp**
**Amendment No. 1 to Registration Statement on Form S-1**
**Filed February 3, 2014**
**File No. 333-191901**

Dear Mr. Chaffin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Noting the filing of your Form 8-K for fourth quarter results, revise to add a Recent Development section and disclose the same information.

Summary

Loan Quality Update and Trends, page 12

2.  Update here and throughout to December 31, 2013 results.

Selected Historical Consolidated …, page 19

Revise to add a footnote to add a definition for "Texas Ratio."

Management, page 86

Revise to update the 5% holders for the Private Placement results.

Executive Compensation

3. Please update to include compensation paid for the year ended December 31, 2013.

Part II. Exhibits

Exhibit 5.1

4. Please eliminate assumption H regarding the registrant's authority to issue the offered securities. It is inappropriate for counsel to assume any of the material facts underlying the opinion or any readily ascertainable facts.

Exhibit 8.1

5. We note the assumption of tax counsel that the value of the subscription rights is zero. It is inappropriate to assume any legal conclusion underlying the opinion. Please remove the assumption or provide an opinion of the value. Counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. In which case, please add risk factor disclosure setting forth the risks of uncertain tax treatment to investors.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel